October 11, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

Re: American Independence Corp.

Form 10-K for Fiscal Year Ended December 31, 2004

File No. 001-05270

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter dated September 27, 2005, regarding the above referenced filing of American Independence Corp. ("AMIC" or the "Company"). Below are the Staff's comments followed by our responses.

Management's Discussion and Analysis

Q1. Critical Accounting Policies, page 14 Please refer to prior comments 1 and 2. Your proposed disclosure does not include a discussion and quantification of the historical accuracy of your estimates of loss and loss expenses, their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Please provide us this information in disclosure-type format.

A1. The Company will include an updated disclosure of the following in the Form 10-K under the Balance Sheet section of MD&A for the period ended December 31, 2005 and will include similar disclosures in future filings:

At the end of 2002, Independence American had $3,570,000 of net insurance reserves. During 2003, the Company experienced favorable development on prior year reserves of $178,000. At the end of 2003, the Company had $14,373,000 of net insurance reserves. During 2004, the Company experienced unfavorable development on prior year reserves of $1,730,000 in its Medical Stop-Loss business. This unfavorable development arose largely for the following reasons: (i) an unexpectedly high frequency of claims reported in 2004 relating to policies incepting in 2003 as a result of an unforeseen increase in hospital claim trends; (ii) a general "softening" of the Medical Stop-Loss market in 2003, which did not become apparent until 2004; and (iii) deviations from underwriting guidelines by certain managing general underwriters ("MGU's") which were identified by the Company in its 2004 underwriting audits. The Company sets its pricing and underwriting guidelines based on its evaluation of its own experience and current market conditions.  Changes in market conditions through the treaty year may have unexpected effects on the underwriting and rating decisions of the MGUs and may produce results which vary from the expectations implicit in its pricing.

The Company will include an updated disclosure of the following in the Form 10-Q under the Critical Accounting Policy section of MD&A for the period ended September 30, 2005 and will include similar disclosures in future filings:

The Company maintains loss reserves to cover its estimated liability for unpaid losses and loss adjustment expenses, including legal, and other fees, for reported and unreported claims incurred as of the end of each accounting period. These loss reserves are based on actuarial assumptions and are maintained at levels that are estimated in accordance with GAAP.

All of the Company's policies are short-duration and are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims or open claims from prior periods, including losses incurred for claims that have not been reported ("IBNR"). Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

The two primary assumptions underlying the calculation of loss reserves for Medical Stop-Loss business are the projected net loss ratio and claim development patterns. Reserves for Medical Stop-Loss are first set at expected levels consistent with underlying pricing assumptions - i.e. "projected net loss ratio." Loss reserve estimates are more sensitive to changes in the projected net loss ratio than they are to claim development patterns. Major factors that affect the assumptions in reserving for Medical Stop-Loss relate to: (i) frequency and severity of claims; (ii) changes in medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, the impact of new medical technology and changes in medical treatment protocols; and (iii) the adherence by the MGUs that produce and administer this business to the Company's underwriting guidelines. Claim development patterns are reviewed quarterly as reserve estimates are developed and are based on recent claim development history. The Company must determine whether changes in development represent true indications of the emerging experience or are simply due to random claim fluctuations.  Predicting ultimate claims and estimating reserves in Medical Stop-Loss is more complex than first dollar medical and disability business due to the excess of loss nature of these products with very high deductibles applying to specific claims on any individual claimant and in the aggregate for a given group.  The level of these deductibles makes it more difficult to predict the amount and payment pattern of such claims. Fluctuations in results for specific coverage are primarily due to the severity and frequency of individual claims, whereas fluctuations in aggregate coverage are largely attributable to frequency of underlying claims rather than severity. Liabilities for first dollar medical reserves and disability coverages are computed using completion factors and expected loss ratios derived from actual historical premium and claim data.

Management believes that the Company's methods of estimating the liabilities for insurance reserves provided appropriate levels of reserves at September 30, 2005 and December 31, 2004. Changes in the Company's reserve estimates are recorded through a charge or credit to its earnings.

Q2. Outlook, page 24 Please refer to prior comment 4. Your proposed disclosure does not appear to facilitate investors' determination of the likelihood that your past performance is indicative of future performance. It does not discuss or quantify how the key factors underlying the significant increase in business written by IHC in 2004 and the corresponding 59% increase in your premiums impact your expected revenue and operating results for 2005. Please explain to us and quantify, in disclosure-type format, the impact of these key factors on your expected revenues and operating results.

A2. The Company will include an updated disclosure of the following in the Form 10-Q under the Outlook section of MD&A for the period ended September 30, 2005 and will include similar disclosures in future filings:

Outlook

Independence American, which is domiciled in Delaware, is licensed to write property and/or casualty insurance in 35 states and the District of Columbia, and has improved to a B++ (Very Good) rating from A.M. Best Company, Inc. ("A.M. Best"). An A.M. Best rating is assigned after an extensive quantitative and qualitative evaluation of a company's financial condition and operating performance, and is also based upon factors relevant to policyholders, agents, and intermediaries, and is not directed towards protection of investors. A.M. Best ratings are not recommendations to buy, sell or hold securities of the Company.

Independence American is primarily a reinsurer, and currently derives most of its business from pro rata quota share reinsurance treaties (the "IHC Treaties") with Standard Security Life Insurance Company of New York ("Standard Life") and Madison National Life Insurance Company, Inc. ("Madison Life"), which are wholly-owned subsidiaries of Independence Holding Company ("IHC"). IHC owns 48% of the Company's common stock. The IHC Treaties were entered into in 2002 and terminate on December 31, 2014, unless terminated sooner by Independence American.

With respect to the IHC Treaties, the Company's operating results are affected by the following factors: (i) the percentage of business ceded to Independence American pursuant to the IHC Treaties; (ii) the amount of gross premium written by Standard Life and Madison Life that can be ceded pursuant to the IHC Treaties; and (iii) the profitability of the business ceded.

IHC must cede a minimum of 15% of its Medical Stop-Loss business to Independence American, and IHC has increased this percentage each year since inception of the IHC Treaties. Standard Life, Madison Life and Independence American have received regulatory approval for Standard Life and Madison Life to cede up to 30% to Independence American under most of IHC's Medical Stop-Loss programs. For the twelve months ended December 31, 2004 and December 30, 2003, Standard Life and Madison Life ceded an average of 19.3% and 13.1%, respectively, of their Medical Stop-Loss business to Independence American. This increase in ceding percentage, combined with a 13% increase in gross Medical Stop Loss business written by IHC, accounts for the majority of the 59% increase.

The Company does not expect a similar increase in premiums earned in 2005, due to a smaller increase in the percentage ceded under the IHC Treaties during 2005 as compared to the increase in prior years. In addition to the increase in the percentage of business IHC ceded to Independence American, IHC reported that in 2004 it wrote $291 million of gross Medical Stop-Loss premiums, an increase of 13% from the $257 million it wrote in 2003. IHC has also reported, and the MGUs also expect, that gross Medical Stop-Loss premiums will decrease in 2005 as a result of writing and/or renewing fewer policies due to stricter underwriting guidelines imposed by IHC, partially offset by increases in rates on the policies retained. This will result in a decrease in the gross amount of premium available to be ceded to Independence American and will adversely affect MGU income in 2005. Although, there is no guaranty that IHC will continue to increase the amount of business ceded to Independence American or, in fact, cede in excess of 15%, the AMIC MGUs are the largest producers of Medical Stop-Loss business for IHC, controlling a majority of this premium in 2004.

If Independence American, Standard Life, and Madison Life had agreed to increase the average amount ceded to Independence American by 1% (from the 19.3% ceded for the twelve months ended December 31, 2004) and Standard Life's and Madison Life's gross written premium had remained unchanged, Independence American's premium would have increased by approximately $2.5 million, which is approximately 4% of total net premiums earned for the year ended December 31, 2004. That premium, however, would not have flowed directly to pre-tax operating income because of insurance benefits, claims and reserves and other expenses attributable to the increase in premiums.

Upon renewal of each of the programs underlying the IHC Treaties, Standard Life and Madison Life determine the maximum percentage of risk to be offered to Independence American and Independence American determines the percentage that it wishes to accept. A typical pro rata quota share reinsurance treaty is for a twelve month period in which the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion for all policies written with an effective date within this period. Most treaties run from January 1 to December 31, but others could begin and end in other periods. Therefore the percentage ceded could change as the year progresses.

The Medical Stop-Loss market is generally cyclical in nature. When a product experiences several consecutive years of underwriting profitability, it is not unusual for there to be more competitors entering that line which can increase pressure on pricing and create a "softer" market. The Medical Stop-Loss market began to "soften" in 2003 and less favorable conditions continued through 2004. As a result of these market conditions, the rate that the carriers that cede business to the Company were able to charge for Medical Stop-Loss increased at a lesser rate in recent years, however, increases in medical trend have also been held in check to a greater extent and deductibles and attachment points have increased. This reduces the risk taker's overall risk exposure. Despite these market conditions, the Company produced profitable results in 2003 and 2004, and expects continued profitability in 2005. However, profit sharing commissions for 2005 and future years may be adversely affected by higher loss ratios for business written in 2003 and 2004 for certain of the MGUs. Independence American remains optimistic that it will continue to produce profitable results due to stricter underwriting guidelines.

Therefore, the impact on the Company's operating results relating to the IHC Treaties can be summarized as follows: (i) assuming continuing profitability of the underlying business, the Company's results would be positively impacted if IHC were to cede a higher percentage and adversely affected if IHC were to cede less; (ii) Independence American's income and the AMIC MGUs' income would be negatively impacted if IHC's gross premium were to decrease, and (iii) Independence American's profitability and the AMIC MGU's profit sharing income in future years would be positively affected if IHC were to produce higher profit margins, and negatively impacted if loss ratios increase.

Commencing in July 2004, Independence American began reinsuring 20% of Standard Life's short-term statutory disability benefit product ("DBL"). Standard Life is not contractually obligated to continue to cede this business to Independence American after termination of the current treaty year. In 2005, Standard Life and Madison Life began ceding 10% of employer-sponsored group major medical, and 10% of its individual short-term medical products ("Short-Term") to Independence American. Standard Life and Madison Life are not contractually obligated to continue to cede this business to Independence American after termination of the current treaty years. The Company does not expect the amount ceded to it from IHC will change significantly in the next twelve months.

Q3. Consolidated Financial Statements

General Please refer to prior comment 5. Your proposal disclosure omits separate captions for insurance benefits, claims and reserves corresponding to the business assumed from IHC, as disclosed in Note 18 to your 2004 Form 10-K. Please provide us the information for all applicable financial statement captions in a disclosure-type format.

A3. The Company will disclose Insurance benefits, claims and reserves assumed from IHC on the face of the Consolidated Statements of Operations in all future filings. The Company will also disclose Reinsurance recoverable, Insurance reserves and Premium and claim funds payable attributable to IHC on the face of its Consolidated Balance Sheets.

Q4. Note 18. Reinsurance, page 62 Please refer to prior comment 7.Your current disclosure omits discussion of the types and primary terms of your reinsurance contracts with IHC and a quantification of the impact on your profitability of changes in the principal terms of these reinsurance agreements under Rule 7-03(a)(13)(c) of Regulation S-X. Please provide us this information in disclosure-type format.

A4. The Company will, quantify the effect of a 1% change in Medical Stop-Loss premiums ceded to Independence American, given certain assumptions, in the Outlook section of MD&A as described above in A2.

The Company will also include an updated disclosure of the following in the Form 10-Q under the Critical Accounting Policies - Reinsurance section of MD&A for the period ended September 30, 2005 and will include similar disclosures in future filings:

Independence American is primarily a reinsurer, and currently derives most of its business from pro rata quota share reinsurance treaties with Standard Life and Madison Life which are wholly-owned subsidiaries of Independence Holding Company ("IHC"). IHC owns 48% of the Company's common stock. These treaties were entered into in 2002 and terminate on December 31, 2014, unless terminated sooner by Independence American. Standard Life and Madison Life must cede at least 15% of their Medical Stop-Loss business to Independence American under these treaties. Additionally, Standard Life, Madison Life and Independence American have received regulatory approval to cede up to 30% to Independence American under most of IHC's Medical Stop-Loss programs. For the six months ended June 30, 2005 and June 30, 2004, Standard Life and Madison Life ceded an average of 22.2% and 18.0%, respectively, of their Medical Stop-Loss business to Independence American. Commencing in July 2004, Independence American began reinsuring 20% of Standard Life's DBL business. In 2005, Standard Life and Madison Life began ceding 10% of employer-sponsored group major medical, and 10% of its individual short-term medical products ("Short-Term") to Independence American.

IHC provides the Company with pro rata quota share reinsuance on Independence American's direct written business which accounted for approximately 4% of the Company's total direct plus assumed premiums. Commencing in January 2004, Independence American began ceding 30% of its provider excess insurance to Madison Life.  In January 2005, Independence American increased the amount ceded to Madison Life to 55%. This treaty was entered into on January 1, 2004 and will remain in force for an indefinite period, unless terminated by either party as of any December 31. The Company is not aware of any regulatory or other restrictions on the ability of IHC to fund its obligations under agreements in which IHC reinsures the Company. However, any such restrictions would at this point have a minimal impact on the Company.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert________

Senior Vice President

Chief Financial Officer